UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2004

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Statement re Recoletos





14 December 2004



                Retos Cartera proposes cash offer for Recoletos:

                    values Pearson's 79% stake at EUR743 million

Pearson and Retos Cartera S.A. are today announcing an agreement relating to a cash offer for Recoletos, the Spanish media group. Retos Cartera, an investment vehicle formed by a consortium of Spanish investors, proposes to make a public tender offer for the entire share capital of Recoletos valuing Recoletos at EUR941 million and Pearson's 79% stake at EUR743 million. The offer is subject to regulatory approval and is expected to be completed in the first quarter of 2005.

Retos Cartera has agreed to launch the offer at a price of EUR7.20 per Recoletos share, representing a 19% premium to yesterday's closing price of EUR6.06, and a 25% premium on an ex-cash basis. At 30 September 2004, Recoletos had net assets of EUR283 million including EUR196 million of cash. The offer to Pearson will not be conditional on acceptance by other Recoletos shareholders.

The consortium of investors behind Retos Cartera includes members of the Recoletos management team, individual Spanish investors and the Banesto banking group. Banesto and three other banks have issued guarantees in respect of Retos Cartera's cash payment obligations under the offer.

Other terms of the transaction are expected to include:

1. If the consortium sells Recoletos within 18 months of completion of the offer, Pearson and other accepting shareholders would be entitled on a pro rata basis to a share of the upside above EUR7.20 plus agreed transaction costs, payable in cash and subject to certain conditions.

2. Retos Cartera has agreed that, on completion of the offer, Recoletos will enter into a co-operation agreement with Pearson. The agreement will cover ongoing business relationships between the two groups including paper purchasing, editorial content sharing, joint printing arrangements and advertising sales. Retos Cartera has also agreed that Pearson will have a first right of refusal to buy Expansion, Spain's leading business newspaper, if Recoletos sells it within 18 months of completion of the offer.

For the first nine months of 2004, Recoletos reported sales of EUR198 million, EBITDA of EUR30 million and EBIT of EUR22 million. Pearson expects the disposal of its stake in Recoletos to be broadly neutral to adjusted earnings per share and return on invested capital in 2005 and to realise net cash proceeds of approximately GBP380 million and a net profit of approximately GBP140 million. Pearson intends to use the proceeds to invest in its businesses, both organically and through bolt-on acquisitions, and to pay down debt.

Marjorie Scardino, Pearson's chief executive, said:

"The growth of Recoletos has been strong, making it a media powerhouse in Spain. Now that its strategy - in sport, lifestyle and general publications - is taking it further away from the FT Group's focus on business and financial news and information, it is time for us to part company. This transaction offers us very strong value for Recoletos and an ongoing relationship with the company we've helped to build."

Pearson was advised by Lazard and Citigroup.

Ends

For more information: Luke Swanson/ Charlotte Elston + 44 (0) 20 7010 2310

About Recoletos
Recoletos Grupo de Comunicacion, S.A. was formed in 1992 through the merger of a number of publishing companies into Espacio Editorial, owner of Marca, in which Pearson held a 21% stake. These included the publisher of Expansion, 35%-owned by Pearson, and the publishers of Telva and Actualidad Economica. Since that time, Recoletos has made a number of investments in Spanish and Portuguese-language publishing and broadcast assets.

Pearson became Recoletos's majority shareholder in 1994 with 57% of the shares, and by December 1999 had increased its investment to 99% of the company. In October 2000 shares in Recoletos were listed on the Spanish Stock Exchanges, with Pearson reducing its shareholding to 79%.

Today, Recoletos is Spain's leading specialty-press publisher. Sports publishing
- including Marca, Spain's most read daily newspaper - accounts for more than half its revenues. It also publishes Expansion, the leading Spanish business and finance title, and has a presence in Portugal, Argentina, Chile and the US. Earlier this year Recoletos launched Meximerica, a network of Spanish-language newspapers in the US.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 14 December, 2004

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary